September 18, 2008

Patricia Nachtigal, Esq.
Senior Vice President and General Counsel
c/o Ingersoll-Rand Company
155 Chestnut Ridge Road
Montvale, New Jersey 07645

> **Re:** **Ingersoll-Rand Company Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-16831**
> **Response Letter Dated September 5, 2008**

Dear Ms. Nachtigal:

We have reviewed your response letter dated September 5, 2008, and we have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 in our letter dated July 24, 2008. Please specify the products, components, equipment, technology, or services that you, your former and current subsidiaries, and/or your business units, including Trane Inc., have provided into each of Iran, Sudan, and Syria.

2. Please discuss the qualitative materiality of your business contacts with Iran, Sudan, and Syria that you describe in your response letter, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in terms of factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, the federal government, various state and municipal governments, and several universities and asset management companies have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran, Sudan, and Syria.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance